United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
Commission file number 1-12984
EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN
(Full title of the plan)
EAGLE MATERIALS INC.
3811 Turtle Creek Blvd, Suite 1100
Dallas, Texas 75219
(Name of issuer and address of principal executive office)

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN
FINANCIAL STATEMENTS
AT DECEMBER 31, 2007 AND 2006,
AND FOR THE YEAR ENDED DECEMBER 31, 2007

PAGE NO.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

AUDITED FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Consent of Ernst & Young LLP

Report of Independent Registered Public Accounting Firm
The Administrative Committee
Eagle Materials Inc. Hourly Profit Sharing Plan
We have audited the accompanying statements of net assets available for benefits of the Eagle Materials Inc. Hourly Profit Sharing Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young LLP
Dallas, Texas
June 26, 2008

Eagle Materials Inc. Hourly Profit Sharing Plan
Statements of Net Assets Available for Benefits

	December 31
	2007	2006
Assets
Investments in the Eagle Materials Inc. Plans Master Trust, at fair value	$14,393,255	$12,829,102
Net assets available for benefits, at fair value	14,393,255	12,829,102
Adjustment from fair value to contract value for fully benefit- responsive investment contracts held by a common/collective trust	4,872	3,581

Net assets available for benefits	$14,398,127	$12,832,683

See accompanying notes to financial statements.

Eagle Materials Inc. Hourly Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2007

Additions:
Participating Employers’ contributions	$736,114
Participant contributions	1,330,955
Participant rollovers	40,401
Interest in the Eagle Materials Inc. Plans Master Trust investment income	716,736

Total additions	2,824,206

Deductions:
Benefits paid to participants	1,193,159
Administrative expenses	42,626

Total deductions	1,235,785

Transfer to the Profit Sharing and Retirement Plan of Eagle Materials Inc.	(22,977)

Net increase in net assets available for benefits	1,565,444

Net assets available for benefits:
Beginning of year	12,832,683

End of year	$14,398,127

See accompanying notes to financial statements.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2007
NOTE 1. DESCRIPTION OF THE PLAN
The following description of Eagle Materials Inc. Hourly Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan, established April 1, 1994 and amended and restated January 1, 2001, is a defined contribution retirement plan covering eligible employees of Eagle Materials Inc. (“the Company” or “Employer”) and eligible employees of other related corporations which adopt the Plan with the Company’s consent. The Company and certain subsidiaries collectively comprise the “Participating Employers.” The Plan is administered by the Administrative Committee (“the Committee”) appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Eligibility
The Plan has three distinct types of eligible employees: (1) employees eligible to participate in the employer profit sharing contributions, (2) employees eligible to participate in employer matching contributions or (3) employees not eligible to participate in any employer contribution. Eligible employees may not participate in both employer profit sharing and matching contributions. Certain hourly employees of the Participating Employers participate in profit sharing contributions on the earlier of January 1 or July 1 after completing one year of service, as defined. One year of service, for purposes of eligibility, is defined as a consecutive twelve month period during which the employee worked 1,000 hours, ending on the first anniversary of the employee’s date of hire. Hourly employees of Republic Paperboard Company, LLC (Republic), a subsidiary of the Company, may participate in matching contributions on the date the employee first performs an hour of service for the Employer, as defined. Hourly employees of Mathews Ready Mix LLC (Mathews), a subsidiary of the Company, may also participate in matching contributions during the calendar year in which they participate.
A member of a group or class of employees covered by a collective bargaining agreement is not eligible to participate in the Plan unless such agreement extends the Plan to such group or class of employees.
Contributions
The Plan permits participants to contribute pre-tax up to 70% of their compensation, up to a statutory limit, as defined, to a 401(k) account upon the date of hire. Total contributions to a participant’s account are limited to a maximum of 100% of compensation (or $45,000, whichever is less) for participant contributions and Participating Employer’s contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit and defined contribution plans.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2007
NOTE 1. DESCRIPTION OF THE PLAN (continued)
Matching and profit sharing contributions are made by the Participating Employers as determined by their respective Boards of Directors. Profit sharing contributions are made to all participants employed on December 31 of each year, and are allocated to participant accounts on a pro rata basis determined by each participant’s number of hours worked. Employer nondiscretionary matching contributions for eligible employees of Republic are allocated to participant accounts based on 75% of each participant’s eligible contributions up to 6% of compensation, as defined by the Plan. Employer nondiscretionary matching contributions for eligible employees of Mathews are allocated to participant accounts based on 100% of each participant’s eligible contributions up to $500 annually, as defined by the Plan. The Participating Employers, at their sole discretion, may make qualified non-elective contributions to the Plan. No such contributions were made for the 2007 Plan year. Forfeitures may be used to reduce employer profit sharing contributions or administrative expenses of the Plan. Forfeitures of $78,744 were used to reduce employer contributions remitted to the Plan for the plan year ended December 31, 2007.
Participants direct the investment of their accounts into various registered investment company funds, a common/collective trust fund or the Eagle Materials Common Stock Fund (“EXPSF”). Another fund, the Centex Common Stock Fund (“CCSF”), exists for those employees who chose to retain their balance in this fund upon transfer of all of their balances from the Profit Sharing and Retirement Plan of Centex Corporation to the Plan in 1994. No additional contributions to the CCSF are permitted. Both the EXPSF and CCSF are unitized stock funds.
Participants may allocate up to 15% of employer and participant contributions to the EXPSF, whereas up to 100% may be allocated to any other investment option (except CCSF) offered by the Plan.
Vesting
Matching Contributions — Participants’ Employer nondiscretionary matching contributions made prior to January 1, 2002 do not vest until the completion of five years of vesting service, as defined. For Employers’ nondiscretionary matching contributions made after December 31, 2001, the participant need only complete three years of vesting service, as defined.
Profit Sharing Contributions - For Employer Profit Sharing Contributions made with respect to Plan Years beginning on or before December 31, 2006, the participants with less than 5 years of vesting service will be 0% vested in employer contributions and participants with 5 or more years of vesting service will be 100% vested. For Employer Profit Sharing Contributions made with respect to Plan Years beginning on or after January 1, 2007, the participants with less than 3 years of vesting service will be 0% vested in employer contributions, and participants with 3 or more years of vesting service will be 100% vested.
Participants are fully vested in all contributions upon retirement, full and permanent disability, or death.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2007
NOTE 1. DESCRIPTION OF THE PLAN (continued)
The Plan provides for distributions when a participant terminates employment and the present value of the participant’s vested accrued benefit is equal to or less than $5,000. A summary of such provisions follows:
•	Upon termination of service, if the fair value of a participant’s vested accrued benefit is $5,000 or less, the Committee shall direct Fidelity Management Trust Company (“the Trustee”) to distribute the present value of the participant’s vested balance in a single sum. In the event of a mandatory distribution greater than $1,000 (but less than $5,000), if the participant does not elect to have such distribution paid directly to an eligible retirement plan or to receive the distribution, then the Committee will pay the distribution in a Direct Rollover to an individual retirement plan designated by the Committee.

•	If a participant terminates service when the participant’s vested accrued benefit is zero, the participant is deemed to receive a distribution of his entire vested accrued benefit as of the day of termination.
Participants are always fully vested in their participant contributions, related earnings and participant rollovers.
Participant Loans
Loans by participants are not permitted.
Distributions
In accordance with the Plan document, distribution of a participant’s vested account is available upon the participant’s retirement, death, disability, termination of employment, or attainment of age 59 1/2; or distribution is available to satisfy a financial hardship meeting the requirements of the Internal Revenue Service (“IRS”) regulations. Distributions are made in a lump-sum payment, a direct rollover distribution, or a combination thereof.
Termination of the Plan
Although the Employer has not expressed intent to terminate the Plan, it may do so at any time subject to the requirements of ERISA. If the Plan is terminated, participants will become fully vested in their Participating Employers’ contributions, and the method of distribution of assets will be in accordance with the provisions of ERISA.
Administrative Expenses
Certain administrative expenses of the Plan are paid by the Company. The Plan is not required to reimburse the Company for any administrative expenses paid by the Company. Expenses not paid by the Company are paid by the Plan.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2007
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting. Distributions to participants are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Valuation of Investments
All of the Plan’s investments are commingled with the investments of the Profit Sharing and Retirement Plan of Eagle Materials Inc. (the Eagle Salaried Plan) in the Eagle Materials Inc. Plans Master Trust (“the Master Trust”). The Master Trust is governed by a trust agreement with the Trustee which is held accountable by and reports to the Committee.
Investments included in the Master Trust are valued at fair value. The registered investment company shares are valued based on published market prices, which represent the net asset value of shares held by the Plan at year-end. Investments in the unitized stock funds are determined by the value of the underlying common stocks combined with the short-term cash positions. The fair values of the common stock portion of the funds are based on the closing prices of the common stocks on their primary exchange. The short-term cash positions of the unitized stock fund are recorded at cost, which approximates fair value. Investments in the common/collective trust fund qualify as a stable value fund with underlying investments in fully benefit-responsive investment contracts. These investments are stated at fair value as determined by the issuer based on the fair value of the underlying assets in such trust, then adjusted by the issuer to contract value. Contract value represents contributions made to the trust, plus earnings, less participant withdrawals, and less administrative expenses.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
The Master Trust allocates net investment income/(loss) to the Plan based on the ratio of fair values of the Plan’s investment in each Master Trust account. Net investment income is then allocated to participants on a pro rata basis. Administrative expenses for the year ended December 31, 2007, include Trustee and record keeper fees. Fund management fees are charged directly to the Master Trust and therefore are included in the net change in fair value of investments for the Master Trust. Administrative expenses are allocated pro rata to the Plan and the Eagle Salaried Plan.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2007
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)
Recently Issued Accounting Standards
In September 2006, the Financial Accounting Standards Board issued Statement No. 157, Fair Value Measurements (“FAS 157”). This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for the Plan in 2008. The Plan’s management is currently evaluating FAS 157’s impact on its financial statements.
NOTE 3. INTEREST IN THE MASTER TRUST
The fair value of the commingled investments of the participating plans in the Master Trust accounts at December 31, 2007 and 2006, and the undivided percentage interests the Plan holds in each of the Master Trust accounts are summarized as follows:

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2007
NOTE 3. INTEREST IN THE MASTER TRUST (continued)

	2007		2006
		Percentage		Percentage
	Fair Value	Interest	Fair Value	Interest
Registered Investment Companies
American Beacon Funds Large Cap Value Plan Ahead Class Fund	$1,627,293	28.5%	$—	—
TCW Select Equities Class N Fund	—	—	124,011	58.6%
Baron Small Cap Fund	350,607	10.5%	90,529	16.3%
JPMorgan Diversified Mid Cap Growth Class A Fund	2,599,706	29.1%	2,071,483	32.1%
American Beacon Funds Small Cap Value Plan Ahead Class Fund	672,400	20.2%	652,087	16.7%
LMP Aggressive Growth Class A	214,220	59.6%	—	—
Fidelity Low-Priced Stock Fund	3,509,038	21.5%	4,835,202	15.7%
Fidelity Equity-Income II Fund	—	—	1,645,113	25.3%
Fidelity Diversified International Fund	5,376,448	13.7%	3,530,476	15.3%
Fidelity Dividend Growth Fund	—	—	2,294,191	29.0%
Fidelity Freedom Income Fund	291,282	9.5%	439,833	5.9%
Fidelity Freedom 2000 Fund	6,977,530	52.3%	7,439,495	48.9%
Fidelity Freedom 2010 Fund	7,311,150	16.9%	6,623,238	16.3%
Fidelity Freedom 2020 Fund	8,147,209	20.0%	7,353,390	17.3%
Fidelity Freedom 2030 Fund	2,319,577	40.1%	1,512,822	46.3%
Fidelity Freedom 2040 Fund	1,537,213	48.6%	916,627	50.6%
Spartan Extended Market Index Fund	1,856,275	14.2%	1,906,348	11.7%
Spartan U.S. Equity Index Fund	7,442,824	16.1%	4,892,875	9.6%
Fidelity U.S. Bond Index Fund	1,987,897	25.3%	1,803,889	23.3%

	52,220,669		48,131,609

Eagle Materials Common Stock Fund
Eagle Materials Common Stock	4,076,333		4,971,493
Interest-Bearing Cash Equivalent	126,058		130,696

	4,202,391	17.7%	5,102,189	18.0%

Centex Common Stock Fund
Centex Common Stock	163,735		707,820
Interest-Bearing Cash Equivalent	1,722		6,415

	165,457	4.5%	714,235	2.3%

Common/Collective Trust
Fidelity Managed Income Portfolio Fund	2,479,135		2,504,981
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	26,942		25,213

	2,506,077	18.1%	2,530,194	14.2%

	$59,094,594		$56,478,227

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2007
NOTE 3. INTEREST IN THE MASTER TRUST (continued)
Net investment income/(loss) of the Master Trust accounts for the year ended December 31, 2007, and the Plan’s share of net investment income/(loss) of each Master Trust account is summarized as follows:

	Net Appreciation
	(Depreciation) in			Share in Net
	Fair Value of	Interest and	Net Investment	Investment
	Investments	Dividends	Income/(Loss)	Income/(Loss)

American Beacon Funds Large Cap Value Plan Ahead Class Fund	$(181,886)	$74,237	$(107,649)	28.1%
TCW Select Equities Class N Fund	16,536	—	16,536	78.3%
Baron Small Cap Fund	(3,341)	22,859	19,518	11.2%
JPMorgan Diversified Mid Cap Growth Class A Fund	(14,156)	353,815	339,659	31.4%
American Beacon Funds Small Cap Value Plan Ahead Class Fund	(138,727)	88,896	(49,831)	21.9%
LMP Aggressive Growth Class A	(7,843)	—	(7,843)	61.7%
Fidelity Low-Priced Stock Fund	(177,402)	362,141	184,739	12.4%
Fidelity Equity-Income II Fund	80,968	73,082	154,050	29.2%
Fidelity Diversified International Fund	218,364	380,608	598,972	15.6%
Fidelity Dividend Growth Fund	62,509	136,963	199,472	27.5%
Fidelity Freedom Income Fund	(849)	17,890	17,041	7.8%
Fidelity Freedom 2000 Fund	(40,629)	411,572	370,943	51.8%
Fidelity Freedom 2010 Fund	95,577	432,264	527,841	16.0%
Fidelity Freedom 2020 Fund	156,130	527,925	684,055	17.1%
Fidelity Freedom 2030 Fund	37,060	123,212	160,272	47.3%
Fidelity Freedom 2040 Fund	26,779	92,240	119,019	47.2%
Spartan Extended Market Index Fund	5,710	119,400	125,110	10.0%
Spartan U.S. Equity Index Fund	56,409	124,499	180,908	(3.7)%
Fidelity U.S. Bond Index Fund	(1,712)	92,934	91,222	26.4%
Eagle Materials Common Stock Fund	(745,187)	319	(744,868)	18.6%
Centex Common Stock Fund	(267,304)	—	(267,304)	3.3%
Fidelity Managed Income Portfolio Fund	—	104,027	104,027	15.4%

	$(822,994)	$3,538,883	$2,715,889

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2007
NOTE 3. INTEREST IN THE MASTER TRUST (continued)
The Plan provides for investments in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
NOTE 4. INCOME TAX STATUS
The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated June 4, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“the Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
NOTE 5. RELATED PARTY TRANSACTIONS
Certain Plan investments in the registered investment companies, the common/collective trust, and the interest-bearing cash equivalent portion of the EXPSP are managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets is invested in the Company’s common stock. Because the Company is the Plan Sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.
NOTE 6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2007 and 2006:

	December 31,	December 31,
	2007	2006
Net assets available for benefits per the financial statements	$14,398,127	$12,832,683
Adjustment from contact value to fair value for fully benefit-responsive investment contracts held by a common/collective trust	(4,872)	(3,581)

Net assets available for benefits per Form 5500	$14,393,255	$12,829,102

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2007
NOTE 6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (continued)
The following is a reconciliation of the increase in net assets available for benefits per the financial statements to the Form 5500 at December 31, 2007:

December 31,
2007
Net increase in net assets available for benefits per the financial statements	$1,565,444
Net change in adjustment from contract value to fair value for fully benefit-responsive investment contracts held by a common/collective trust	(1,291)

Net increase in assets available for benefits per Form 5500	$1,564,153

The accompanying financial statements present fully benefit-responsive contracts at contract value, while the Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from contract value to fair value for fully benefit-responsive investment contracts represents a reconciling item.
NOTE 7. SUBSEQUENT EVENTS
On May 2, 2008, the Board of Directors of the Company approved an employer profit sharing contribution to the Plan in the amount of $663,250, net of forfeitures of $35,000, which was remitted to the Master Trust in May 2008.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee which administers the Eagle Materials Inc. Hourly Profit Sharing Plan has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.
EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Date:	June 27, 2008	By:	/S/ ARTHUR R. ZUNKER, JR.
Arthur R. Zunker, Jr.
Chairman, Administrative Committee

INDEX TO EXHIBIT
Eagle Materials Inc. Hourly Profit Sharing Plan

Exhibit		Filed Herewith or
Number	Exhibit	Incorporated by Reference

23	Consent of Ernst & Young LLP	Filed herewith